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# John Sorial · 2nd

Founder & Managing Partner at TaDah Foods

Alexandria, Virginia · 500+ connections · Contact info



**TaDah Foods**

**The Johns Hopkins University**

## About

How do you write a summary about your experiences? Do you use the 3rd person as if you weren't speaking about yourself?

Do you think out loud for everyone to see?

Is it better to stick with facts and figures like increased market penetration by 2084%?

Maybe cliched generic corporate speak like "developed innovative products" or "thought leader in transformative digital marketing" is the ticket?

I think I'll be honest and say I've been blessed enough to succeed in different positions in various industries. Some of those experiences have helped, but have not completely prepared me for the role of social entrepreneur. The person at the helm of a nationally growing food line, who at times doesn't know what he doesn't know, but is tenaciously hanging on for the ride of his life.

Update: 8 years in and I would consider myself a seasoned food CPG entrepreneur who continues to work through the ups and downs of building a lasting food brand.

## Articles & activity

935 followers



### The 5 Stages of Food Trendiness

 **John Sorial**
Published on LinkedIn

I pulled the following from a VOX article on Cauliflower. Looks like TaDah is a stage 3.35 food trend ;-) "According to Nielsen, the food marketing analyst, a trend evolves through five stages on its way to the mainstream. Stage one is something you see "in an independent ...see more

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**See all articles**

 **Hold my beer... VC's don't invest in companies in the middle of a great...**
John replied to a comment

 **ahhh no.**
John replied to a comment

 **Living Legend right here. Happy Birthday, Bob!**
John commented

**See all activity**

## Experience

### Founder & Managing Partner

TaDah Foods

Jan 2011 – Present · 9 yrs 2 mos

Fairfax, VA

I do everything. My goal is to do fewer things; better.

### Vice President, Consumer Marketing and Sales
Lingo/ Primus Telecommunications
Apr 2008 – Aug 2008 · 5 mos
McLean, VA

Recruited to head up and turn around the struggling Consumer Markets division of a $1B global telecomm company. Direct P&L responsibility of $45M and a staff of 27. Revitalized the entire division by formulating a comprehensive customer acquisition & retention plan based on key gaps indentified in marketing, operations, media planning, and budgeting

### Director, Partner Marketing and Strategic Business Management
AOL LLC
2004 – 2008 · 4 yrs

Responsible for driving AOL LLC's overall acquisition strategy in the Retail, OEM, and Affiliate channels which delivers over $1B in annual revenue. Directly accountable for the development of business and marketing strategies, conduct deal analyses and lead contract negotiations, direct the implementation of marketing and operational programs, department budg ...see more

## Education



**The Johns Hopkins University**
BS, Chemical Engineering
1994 – 1998

Studied my ass off. Had fun with my friends.



**The Johns Hopkins University**
BS, Chemical Engineering
1994 – 1998

## Skills & Endorsements

**Marketing** · 24

 Endorsed by **David Victor, who is highly skilled at this**      Endorsed by **6 of John's colleagues at AOL**

**Strategic Partnerships** · 13

 Endorsed by **Tara Trocki and 1 other who is highly skilled at this**      Endorsed by **2 of John's colleagues at AOL**

**Business Strategy** · 13

Endorsed by **2 of John's colleagues at AOL**

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## Recommendations

**Received (2)**     Given (3)



**Lucas Jenkins**
Business Development
Representative at Economy
Linen and Towel
October 14, 2016, Lucas
worked with John but at
different companies

In my industry, there can be many issues that arise at any time and usually at the most inopportune time. He stands out as one of the professionals who truly values and understands the challenges of his business and how that relates to his customers and service providers. When issues arise his flexibilit... See more



**Tara Trocki**
Marketing & Partnerships
Executive | Team Leader |
Nonprofit Board Member
October 13, 2007, Tara
managed John directly

John is an exceptional strategist whose multi-faceted talents will enable him to be successful in any position or industry he targets. John joined my team with no marketing experience and absolutely hit the ground running. He is extremely creative and exudes passion for his work. John is motivated by th... **See more**

## Interests

 **The Johns Hopkins University Al...**
22,775 members

 **AOL CONNECTIONS**
8,407 members

 **The Johns Hopkins University**
188,665 followers

 **Unfinished Biz**
5,595 followers

 **AOL Alumni**
2,838 members

 **SocialMediopolis.com - ▶ New H...**
1,996,157 members